Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and preferred stock dividends and our coverage deficiency.

	Successor						Predecessor
($ in thousands)	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015		Nine Month Period From April 1, 2014 Through December 31, 2014		Three Month Period From January 1, 2014 Through March 31, 2014
	(unaudited)
Earnings
Income (loss) before income taxes	$28,124	$21,957	$(7,830)		$(21,039)		$(222)
Fixed charges	3,602	19,384	27,259		23,185		3,272

Total earnings available for fixed charges	$31,726	$41,341	$19,429		$2,146		$3,050

Fixed Charges
Interest from indebtedness	$2,210	$14,671	$22,306		$19,322		$2,149
Loan cost amortization	332	2,576	2,687		2,064		371
Portion of rental expense that is representative of the interest factor	1,060	2,137	2,266		1,799		752

Total fixed charges	$3,602	$19,384	$27,259		$23,185		$3,272

Ratio of Earnings to Fixed Charges	8.81	2.13		*		*		*

*	Earnings for the three month period from January 1, 2014 through March 31, 2014, the nine month period from April 1, 2014 through December 31, 2014 and the year ended December 31, 2015 were inadequate to cover fixed charges by approximately $222,000, $21.0 million and $7.8 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.